UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 001-13908

AMVESCAP PLC

(Translation of registrant’s name into English)

30 Finsbury Square

London EC2A 1AG

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

AMVESCAP PLC ANNOUNCES TENDER OFFER

ATLANTA, December 7, 2004 — AMVESCAP PLC (NYSE: AVZ) today announced that it has commenced a cash tender offer for any and all of the US$400 million aggregate principal amount of its 6.600% Senior Notes due May 15, 2005. The tender offer is scheduled to expire at 5:00 p.m. EST, on December 13, 2004, unless extended.

The purchase price for each US$1,000 principal amount of notes tendered and accepted for payment pursuant to the tender offer will be determined at 2:00 p.m. EST on December 9, 2004, in the manner described in the Offer to Purchase dated December 7, 2004. The purchase price will be announced by news release promptly after its determination. The purchase price for each note will be calculated by taking a fixed spread of 20 basis points over the bid side yield to maturity of the 6.50% U.S. Treasury Note due May 15, 2005.

In addition to the purchase price, holders whose notes are accepted in the tender offer will receive accrued and unpaid interest from the last interest payment date to, but not including, the settlement date of the tender offer.

Settlement of the tender offer is expected to occur on the first business day following the expiration date.

Holders may withdraw their tenders prior to 5:00 p.m. EST on the expiration date but not thereafter, except as may be required by law.

AMVESCAP has retained Citigroup Global Markets Inc. to serve as Dealer Manager for the tender offer and Global Bondholder Services Corporation to serve as the depositary and the information agent for the tender offer.

Requests for documents may be directed to Global Bondholder Services Corporation by telephone at 866-470-3700 or 212-430-3774 or in writing at 65 Broadway—Suite 704, New York, NY, 10006. Questions regarding the tender offer may be directed to Citigroup Global Markets Inc. at 800-558-3745.

The Luxembourg Transfer Agent for the tender offer is Banque Générale du Luxembourg, 50, avenue J.F. Kennedy, L- 2951 Luxembourg, Contact: Julien Hoffman. Questions regarding the tender offer and requests for copies of the documents pursuant to which the tender offer is being made may be directed to the Luxembourg Transfer Agent.

This news release is not an offer to purchase or a solicitation of an offer to sell any securities, which is being made only pursuant to the terms of the Offer to Purchase, dated December 7, 2004. In any jurisdiction where the laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of AMVESCAP by Citigroup Global Markets Inc. or one or more registered brokers or dealers under the laws of such jurisdiction.

The statements in this release regarding the timing of the tender offer and any other aspects relating to the tender offer may include statements that constitute “forward-looking statements” under United States securities laws. These forward-looking statements involve risks, uncertainties and assumptions and are not guarantees of performance. You can identify these statements by words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” and future or conditional verbs such as “will,” “may,” “could,” “should,” and “would” or any other statement that necessarily depends on future events. Factors that could affect whether the tender offer is completed include, among other things, market conditions affecting the notes for which AMVESCAP is offering to purchase. In connection with any forward-looking statements, you should carefully consider the areas of risk described in AMVESCAP’s most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC’s web site at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMVESCAP PLC

Date: December 7, 2004	By:	/s/ Michael S. Perman
Michael S. Perman
Company Secretary